eLong and Tongcheng Terminate Agreement

BEIJING, May 22, 2014 -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today announced that eLong and Tongcheng Network Technology Share Co., Ltd. (“Tongcheng”) have entered into an agreement terminating their Strategic Cooperation Agreement.

In exchange for termination of the strategic cooperation agreement, Tongcheng agreed to pay eLong RMB 30 million, and paid this amount on May 22, 2014. eLong has agreed to provide hotel inventory, and to pay commission for hotel bookings, through May 23, 2014. The parties have also agreed that any future commercial cooperation will be negotiated at a later date.

About eLong

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of domestic and international properties worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient mobile applications, websites and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE:0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc. Investor Relations ir@corp.elong.com +86-10-6436-7570